SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

Nuance Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67020Y100
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  /X/.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
       10,487,552

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
       10,487,552

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,487,552

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.38%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
       10,487,552

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
       10,487,552

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,487,552

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.38%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
       10,487,552

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
       10,487,552

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,487,552

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.38%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
        17,046,259

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
       17,046,259

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       17,046,259

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.49%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund II LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
        6,086,071

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
       6,086,071

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,086,071

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.96%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund III LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
       2,679,421

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
      2,679,421

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,679,421

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.86%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
         25,811,751

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
        25,811,751

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        25,811,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.32%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
         16,138,447

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
        16,138,447

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        16,138,447

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      5.20%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
        16,138,447

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
        16,138,447

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        16,138,447

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.20%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
         41,950,198

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
        41,950,198

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        41,950,198

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.52%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
        41,950,198

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
        41,950,198

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        41,950,198

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.52%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
        41,950,198

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
        41,950,198

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        41,950,198

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.52%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
        41,950,198

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
        41,950,198

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        41,950,198

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.52%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.   67020Y100

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
        41,950,198

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
        41,950,198

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        41,950,198

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.52%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.   67020Y100

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
        52,437,750

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
        52,437,750

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        52,437,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.90%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.001 par value per share (“Shares”), issued by Nuance Communications, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1 Wayside Road, Burlington, Massachusetts 01803.

Item 2. Identity and Background

The persons filing this statement are High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Partners Master Fund II LP (“Icahn Master II”), Icahn Partners Master Fund III LP (“Icahn Master III”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 89.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River.  Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment management, metals, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate,     52,437,750 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $994.9 million (including commissions and premiums for options to purchase Shares). The source of funding for these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares was obtained through margin borrowing.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Shares in the belief that the Shares were undervalued. The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities. In light of occurrences at the Issuer, the Reporting Persons have determined that they may engage in discussions with the Issuer regarding the possibility of the addition of persons satisfactory to the Reporting Persons to the Board of Directors of the Issuer.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 52,437,750 Shares, representing approximately 16.90% of the Issuer's outstanding Shares (based upon the 310,329,739 Shares stated to be outstanding as of July 31, 2013 by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2013).

(b) For purposes of this Schedule 13D:

High River has sole voting power and sole dispositive power with regard to 10,487,552 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 17,046,259 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 6,086,071 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 2,679,421 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 16,138,447 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on August 29, 2013.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River LP	08/07/2013	660,379.00 (1)	6.39 (2)
High River LP	08/08/2013	14,588.00 (1)	6.93 (2)
High River LP	08/09/2013	2,880.00 (1)	6.87 (2)
High River LP	08/16/2013	15,964.00 (1)	6.70 (2)
High River LP	08/19/2013	50,000.00 (1)	6.76 (2)
High River LP	08/23/2013	21,527.00 (1)	6.51 (2)
High River LP	08/27/2013	15,685.00 (1)	6.51 (2)
High River LP	08/28/2013	128,848.00 (1)	6.33 (2)
High River LP	08/29/2013	49,979.00 (1)	6.20 (2)
High River LP	08/29/2013	4,178,024.00 (3)	6.45 (2)

Icahn Partners LP	08/07/2013	1,280,408.00 (1)	6.39 (2)
Icahn Partners LP	08/08/2013	28,376.00 (1)	6.93 (2)
Icahn Partners LP	08/09/2013	5,602.00 (1)	6.87 (2)
Icahn Partners LP	08/16/2013	31,654.00 (1)	6.70 (2)
Icahn Partners LP	08/19/2013	85,750.00 (1)	6.76 (2)
Icahn Partners LP	08/23/2013	33,126.00 (1)	6.51 (2)
Icahn Partners LP	08/27/2013	24,138.00 (1)	6.51 (2)
Icahn Partners LP	08/28/2013	198,274.00 (1)	6.33 (2)
Icahn Partners LP	08/29/2013	76,909.00 (1)	6.20 (2)
Icahn Partners LP	08/29/2013	6,618,401.00 (3)	6.45 (2)

Icahn Partners Master Fund LP	08/07/2013	1,361,108.00 (1)	6.39 (2)
Icahn Partners Master Fund LP	08/08/2013	29,974.00 (1)	6.93 (2)
Icahn Partners Master Fund LP	08/09/2013	5,918.00 (1)	6.87 (2)
Icahn Partners Master Fund LP	08/16/2013	32,201.00 (1)	6.70 (2)
Icahn Partners Master Fund LP	08/19/2013	90,574.00 (1)	6.76 (2)
Icahn Partners Master Fund LP	08/23/2013	34,990.00 (1)	6.51 (2)
Icahn Partners Master Fund LP	08/27/2013	25,494.00 (1)	6.51 (2)
Icahn Partners Master Fund LP	08/28/2013	209,428.00 (1)	6.33 (2)
Icahn Partners Master Fund LP	08/29/2013	81,235.00 (1)	6.20 (2)
Icahn Partners Master Fund LP	08/29/2013	7,003,909.00 (3)	6.45 (2)

Icahn Partners Master Fund II L.P.	08/19/2013	15,916.00 (1)	6.76 (2)
Icahn Partners Master Fund II L.P.	08/23/2013	12,490.00 (1)	6.51 (2)
Icahn Partners Master Fund II L.P.	08/27/2013	9,103.00 (1)	6.51 (2)
Icahn Partners Master Fund II L.P.	08/28/2013	74,772.00 (1)	6.33 (2)
Icahn Partners Master Fund II L.P.	08/29/2013	29,004.00 (1)	6.20 (2)
Icahn Partners Master Fund II L.P.	08/29/2013	2,145,218.00 (3)	6.46 (2)

Icahn Partners Master Fund III L.P.	08/19/2013	7,760.00 (1)	6.76 (2)
Icahn Partners Master Fund III L.P.	08/23/2013	5,501.00 (1)	6.51 (2)
Icahn Partners Master Fund III L.P.	08/27/2013	4,007.00 (1)	6.51 (2)
Icahn Partners Master Fund III L.P.	08/28/2013	32,919.00 (1)	6.33 (2)
Icahn Partners Master Fund III L.P.	08/29/2013	12,769.00 (1)	6.20 (2)
Icahn Partners Master Fund III L.P.	08/29/2013	944,567.00 (3)	6.46 (2)

(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market.  These call options were to expire on February 20, 2015.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $12.30, subject to adjustment to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

(3)  On August 29, 2013, the Reporting Persons exercised all call options beneficially owned by the Reporting Persons for an aggregate of 20,890,119 Shares at an exercise price of $12.30 per Share, which represents all of the call options held by the Reporting Persons as of the date of this filing.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Call Options

The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 20,890,119 Shares, which would have expired on February 20, 2015.

The agreements provided for physical settlement (unless the Reporting Person opts for a cash settlement).  These agreements did not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.  These agreements are further described in Item 5(c). As of August 29, 2013, the Reporting Persons exercised all call options described in this Item 6, and thereby acquired 20,890,119 Shares, in the aggregate.

Put Options

The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 20,890,119 Shares, which would have expired on the earlier of February 20, 2015 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.

The agreements provided that they settle in cash. These agreements did not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.  Upon the exercise of the call options described in Item 6 above, all of such put options terminated.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

    1           Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D – Nuance Communications, Inc.]

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Nuance Communications, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 29th day of August, 2013.

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to
Schedule 13D – Nuance Communications]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
Name                                           Position
Icahn Offshore LP                     General Partner
Carl C. Icahn                               Chief Executive Officer
Vincent J. Intrieri                       Senior Managing Director
Irene March                                Chief Financial Officer
Edward E. Mattner                    Authorized Signatory
Gail Golden                                 Authorized Signatory
Keith Cozza                                Chief Operating Officer

ICAHN PARTNERS LP
Name                                           Position
Icahn Onshore LP                     General Partner
Carl C. Icahn                              Chief Executive Officer
Vincent J. Intrieri                       Senior Managing Director
Irene March                               Chief Financial Officer
Edward E. Mattner                    Authorized Signatory
Gail Golden                                 Authorized Signatory
Keith Cozza                                Chief Operating Officer

ICAHN ONSHORE LP
ICAHN OFFSHORE LP
Name                                           Position
Icahn Capital LP                        General Partner
Carl C. Icahn                              Chief Executive Officer
Vincent J. Intrieri                       Senior Managing Director
Irene March                               Chief Financial Officer
Edward E. Mattner                     Authorized Signatory
Gail Golden                                 Authorized Signatory
Keith Cozza                                 Chief Operating Officer

ICAHN CAPITAL LP
Name                                           Position
IPH GP LLC                                General Partner
Carl C. Icahn                              Chief Executive Officer
Vincent J. Intrieri                       Senior Managing Director
Daniel A. Ninivaggi                  President
SungHwan Cho                         Chief Financial Officer
Peter Reck                                  Chief Accounting Officer
Keith Cozza                                Chief Operating Officer
Edward E. Mattner                    Authorized Signatory
Gail Golden                                 Authorized Signatory

IPH GP LLC
Name                                           Position
Icahn Enterprises                      Sole Member
Holdings L.P.
Carl C. Icahn                              Chief Executive Officer
Vincent J. Intrieri                       Senior Managing Director
Daniel A. Ninivaggi                  President
SungHwan Cho                         Chief Financial Officer
Peter Reck                                  Chief Accounting Officer
Edward E. Mattner                    Authorized Signatory
Gail Golden                                 Authorized Signatory
Keith Cozza                                Chief Operating Officer

ICAHN ENTERPRISES HOLDINGS L.P.
Name                                           Position
Icahn Enterprises                     General Partner
G.P. Inc.

ICAHN ENTERPRISES G.P. INC.
Name                                          Position
Carl C. Icahn                             Chairman
Daniel A. Ninivaggi                 Director; President
William A. Leidesdorf             Director
Jack G. Wasserman                  Director
James L. Nelson                        Director
Keith Cozza                                Director
SungHwan Cho                         Director; Chief Financial Officer
Peter Reck                                  Principal Accounting Officer; Secretary
Craig Pettit                                Vice President of Tax Administration

BECKTON CORP.
Name                                           Position
Carl C. Icahn                              Chairman of the Board; President
Jordan Bleznick                         Vice President/Taxes
Edward E. Mattner                    Authorized Signatory
Keith Cozza                                Secretary; Treasurer

HIGH RIVER LIMITED PARTNERSHIP
Name                                           Position
Hopper Investments LLC        General Partner

HOPPER INVESTMENTS LLC
Name                                           Position
Barberry Corp                            Member
Edward E. Mattner                    Authorized Signatory

BARBERRY CORP.
Name                                           Position
Carl C. Icahn                              Chairman of the Board; President
Gail Golden                                Vice President; Authorized Signatory
Jordan Bleznick                         Vice President/Taxes
Vincent J. Intrieri                       Vice President; Authorized Signatory
Irene March                               Authorized Signatory
Edward E. Mattner                    Authorized Signatory
Keith Cozza                                Secretary; Treasurer